EXHIBIT 2.1

DESCRIPTION OF SECURITIES

Except as otherwise stated, the information in this Description of Securities is provided as of the date of the Annual Report. The following summary does not purport to be complete. The summary is subject to and qualified by the Articles of Amalgamation of Quantum BioPharma Ltd. dated November 1, 1998, as amended though the date of the Annual Report (“Articles”) and Amended and Restated By-Law Number 1 (“Bylaws’). Additionally, the Ontario Business Corporation Act (“OBCA”), as amended, also affects the terms of our capital stock.

Capital Stock

The Corporation’s authorized share capital consists of an unlimited number of Class A multiple voting shares (“Class A Multiple Voting Shares”) and an unlimited number of Class B subordinate voting shares (“Class B Subordinate Voting Shares”), each with no par value. Neither the Class A Multiple Voting Shares nor the Class B Subordinate Voting Shares are bearer shares; instead, the Corporation maintains a register of the holders of the Class A Multiple Voting Shares and the Class B Subordinate Voting Shares and engages a transfer agent and registrar to process transfers of shares and maintain the register. The Class B Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws, as these shares do not carry equal voting rights as compared with our Class A Multiple Voting Shares.

The Class B Subordinate Voting Shares are registered under Section 12(b) of the Exchange Act and trade on the Canadian Securities Exchange and Nasdaq Capital Market under the symbol “QNTM”. The Class B Subordinate Voting Shares are also listed and posted for trading on the Börse Frankfurt, or Frankfurt Stock Exchange, under ”WKN: A2JM6M” and the trading symbol “0K9A”. The Class B Subordinate Voting Shares are approved trade on the MERJ Exchange under the ticker symbol “QNTM.”  Prior to the CSE listing, there was no public trading in any securities of the Corporation.

The following is a summary of the rights, privileges, restrictions and conditions attached to the Class A Multiple Voting Shares and Class B Subordinate Voting Shares.

Meetings and Voting Rights

The holders of the Class A Multiple Voting Shares and Class B Subordinate Voting Shares are entitled to notice of and to attend all meetings of shareholders and to vote at all such meetings together as a single class, except in respect of matters where only the holders of shares of one class or series of shares are entitled to vote separately pursuant to applicable law. At any meeting at which the holders of the Class A Multiple Voting Shares and the holders of the Class B Subordinate Voting Shares are entitled to vote together, the Class B Multiple Voting Shares carry one vote per share and the Class A Multiple Voting Shares carry 276,660 votes per share.

Generally, all matters to be voted on by shareholders must be approved by a simple majority (or, in the case of election of directors where the number of candidates nominated for election exceeds the number of directors to be elected, by a plurality, and in the case of an amalgamation or amendments to our Articles, by two-thirds) of the votes cast in respect of Class A Multiple Voting Shares and Class B Subordinate Voting Shares held by persons present in person or by proxy, voting together.

Rank, Liquidation, and Participation

The Class A Multiple Voting Shares and Class B Subordinate Voting Shares rank pari passu with respect to the payment of dividends, return of capital and distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation. In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of Class A Multiple Voting Shares and the holders of Class B Subordinate Voting Shares are entitled to participate equally, share for share, subject always to the rights of the holders of any class of shares ranking senior to the Class A Multiple Voting Shares and the Class B Subordinate Voting Shares, in the remaining property and assets of the Corporation available for distribution to Shareholders, without preference or distinction among or between the Class A Multiple Voting Shares and the Class B Subordinate Voting Shares.

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Dividends

Holders of Class A Multiple Voting Shares and Class B Subordinate Voting Shares are entitled to receive, subject always to the rights of the holders of any class of shares ranking senior to the Class A Multiple Voting Shares and Class B Subordinate Voting Shares, dividends out of the assets of the Corporation legally available for the payment of dividends at such times and in such amount and form as the Board may from time to time determine, and the Corporation will pay dividends thereon on a pari passu basis, if, as and when declared by the Board.

Conversion

The Class B Subordinate Voting Shares are not convertible into any other class of shares. Each outstanding Class A Multiple Voting Share may, at any time at the option of the holder, be converted into one Class B Subordinate Voting Share. Upon the first date that any Class A Multiple Voting Share is held other than by a permitted holder, the permitted holder which held such Class A Multiple Voting Share until such date, without any further action, shall automatically be deemed to have exercised his, her or its rights to convert such Class A Multiple Voting Share into a fully paid and non-assessable Class B Subordinate Voting Share.

Future transfers by holders of Class A Multiple Voting Shares to arm’s length parties or other than to permitted holders will generally result in those shares converting to Class B Subordinate Voting Shares, which will have the effect, over time, of increasing the relative voting power of those holders of Class A Multiple Voting Shares who retain their shares. Such holders could, in the future, control a significant percentage of the combined voting power of Class A Multiple Voting Shares and Class B Subordinate Voting Shares.

Modification, Subdivision and Consolidation

Any modification to the provisions attaching to either the Class A Multiple Voting Shares or the Class B Subordinate Voting Shares requires the separate affirmative vote of two-thirds of the votes cast by the holders of the Class A Multiple Voting Shares and the Class B Subordinate Voting Shares respectively, voting as separate classes.  The Company may not subdivide or consolidate the Class A Multiple Voting Shares or the Class B Subordinate Voting Shares without at the same time proportionally subdividing or consolidating the shares of the other class and on the same basis.

On August 15, 2024, the Corporation completed a consolidation (“Consolidation’) of all of its issued and outstanding Class A Multiple Voting Shares and Class B Subordinate Voting Share. Pursuant to the Consolidation, all of the issued and outstanding Class A Multiple Voting Shares and Class B Subordinate Voting Shares were consolidated on the basis of one post-Consolidation share for every 65 pre-Consolidation shares of each class.

Creation of Other Voting Shares

The Company may not create any class or series of shares, or issue any shares of any class or series (other than Class A Multiple Voting Shares or Class B Subordinate Voting Shares) having the right to vote generally on all matters that may be submitted to a vote of shareholders (except matters for which applicable law requires the approval of holders of another class or series of shares voting separately as a class or series) without the separate affirmative vote of two-thirds of the votes cast by the holders of the Class A Multiple Voting Shares or the Class B Subordinate Voting Shares, respectively, voting as separate classes.

Other Rights

Neither the Class A Multiple Voting Shares nor the Class B Subordinate Voting Shares are redeemable, nor do the holders of such shares have pre-emptive purchase rights. Directors do not stand for re-election at staggered intervals. There are no provisions in the By-Laws requiring disclosure of share ownership.

Substantial Shareholders

Other than the Coattail Agreement provisions described under the caption “Takeover Bid Provisions,” there are no provisions in the Articles or By-laws discriminating against any existing or prospective holder of our securities as a result of such shareholder owning a substantial number of our securities.

However, transactions involving shareholders that hold a substantial number of securities may be subject to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). MI 61-101 contains requirements in connection with certain types of transactions including related party transactions. Related party transactions include, for an issuer, certain types of transactions between the issuer and a person that is a related party of the issuer at the time the transaction is agreed to, whether or not there are also other parties to the transaction. Related parties of an issuer include, among others, control persons of the issuer, directors, senior officers and persons that have beneficial ownership or control or direction over (or a combination thereof), directly or indirectly, 10% of the voting securities of the issuer. Subject to the availability of certain exemptions, MI 61-101 provides certain procedural protections for minority or disinterested shareholders in connection with the types of transactions that are subject to MI 61-101. In particular, MI 61-101 requires, subject to certain exemptions: (i) more detailed disclosure in the proxy material sent to security holders in connection with a transaction; (ii) the preparation of a formal valuation of the subject matter of the transaction; (iii) minority approval of the proposed transaction by a majority of the votes cast by minority or disinterested shareholders; and (iv) in certain circumstances, the formation of a special committee.

Change of Control Transactions

As set forth in the Articles, the holders of Class B Subordinate Voting Shares are entitled to participate on an equal basis with holders of Class A Multiple Voting Shares in the event of a Change of Control Transaction (as defined in the Articles) requiring approval of the holders of Class A Multiple Voting Shares and Class B Subordinate Voting Shares under the OBCA, unless different treatment of the shares of each such class is approved by a majority of the votes cast by the holders of outstanding Class A Multiple Voting Shares and by a majority of the votes cast by the holders of outstanding Class B Subordinate Voting Shares, each voting separately as a class.

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Proposals to Amend the Articles

Neither the holders of the Class A Multiple Voting Shares nor the holders of the Class B Subordinate Voting Shares shall be entitled to vote separately as a class upon a proposal to amend the Articles in the case of an amendment referred to in paragraph (a) or (e) of subsection 170(1) of the OBCA.

Neither the holders of the Class A Multiple Voting Shares nor the holders of the Class B Subordinate Voting Shares shall be entitled to vote separately as a class upon a proposal to amend the Articles in the ease of an amendment referred to in paragraph (b) of subsection 170(1) or the OBCA unless such exchange, reclassification or cancellation: (a) affects only the holders of that class; or (b) affects the holders of Class A Multiple Voting Shares and Class B Subordinate Voting Shares differently, on a per share basis, and such holders are not otherwise entitled to vote separately as a class under any applicable law or the Articles in respect of such exchange, reclassification or cancellation. Any amendment to the Articles generally requires the affirmative vote of two-thirds of the votes cast by the holders of the Class A Multiple Voting Shares and/or Class B Subordinate Voting Shares.

Articles or Bylaw Provisions which are more restrictive than the OBCA

Certain conditions imposed by our Articles or Bylaws governing changes in the Company’s capital are more stringent than those required by the OBCA.

With regards to conversion, the Company’s Articles are slightly more stringent because the automatic conversion upon transfer imposes an additional restriction on ownership, compared to OBCA’s default rule, which is that automatic conversion upon transfer is not a requirement, but is allowed if included in the articles. With the Company’s conversion provision, over time, the voting power of the remaining Class A holders increases, making this provision more restrictive in terms of governance.

Pertaining to the modification to the rights of Class A or Class B shares, the Company’s Articles require 2/3 votes of each class, voting separately. Basically, the Company can require a separate class vote for all modifications, but OBCA’s default rule is a 2/3 vote is required only if the amendment adversely affects the rights of that class. Furthermore, the Company’s Articles require that the subdivision/ consolidation of one class must also apply proportionally to the other class, while the OBCA does not have this requirement.

Take-Over Bid Protection

Under applicable Canadian law, an offer to purchase Class A Multiple Voting Shares would not necessarily require that an offer be made to purchase Class B Subordinate Voting Shares. In accordance with the rules of the CSE designed to ensure that, in the event of a take-over bid, the holders of Class B Subordinate Voting Shares will be entitled to participate on an equal footing with holders of Class A Multiple Voting Shares, the holders of not less than 80% of the outstanding Class A Multiple Voting Shares have entered into the Coattail Agreement. The Coattail Agreement contains provisions customary for dual class, publicly-traded Ontario corporations designed to prevent transactions that otherwise would deprive the holders of Class B Subordinate Voting Shares of rights under the take-over bid provisions of applicable Canadian securities legislation to which they would have been entitled if the Class A Multiple Voting Shares had been Class B Subordinate Voting Shares.

The undertakings in the Coattail Agreement do not apply to prevent a sale of Class A Multiple Voting Shares by a holder of Class A Multiple Voting Shares party to the Coattail Agreement if concurrently an offer is made to purchase Class B Subordinate Voting Shares that:

(a) offers a price per Class B Subordinate Voting Share at least as high as the highest price per share paid or required to be paid pursuant to the take-over bid for the Class A Multiple Voting Shares;

(b) provides that the percentage of outstanding Class B Subordinate Voting Shares to be taken up (exclusive of shares owned immediately prior to the offer by the offeror or persons acting jointly or in concert with the offeror) is at least as high as the percentage of outstanding Class A Multiple Voting Shares to be sold (exclusive of Class A Multiple Voting Shares owned immediately prior to the offer by the offeror and persons acting jointly or in concert with the offeror);

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(c) has no condition attached other than the right not to take up and pay for Class B Subordinate Voting Shares tendered if no shares are purchased pursuant to the offer for Class A Multiple Voting Shares; and

(d) is in all other material respects identical to the offer for Class A Multiple Voting Shares.

In addition, the Coattail Agreement does not prevent the sale of Class A Multiple Voting Shares by a holder thereof to a permitted holder, provided such sale does not or would not constitute a take-over bid or, if so, is exempt or would be exempt from the formal bid requirements (as defined in applicable securities legislation). The conversion of Class A Multiple Voting Shares into Class B Subordinate Voting Shares shall not, in or of itself, constitute a sale of Class A Multiple Voting Shares for the purposes of the Coattail Agreement.

Under the Coattail Agreement, any sale of Class A Multiple Voting Shares (including a transfer to a pledgee as security) by a holder of Class A Multiple Voting Shares party to the Coattail Agreement is conditional upon the transferee or pledgee becoming a party to the Coattail Agreement, to the extent such transferred Class A Multiple Voting Shares are not automatically converted into Class B Subordinate Voting Shares in accordance with the Articles of Amendment.

The Coattail Agreement contains provisions for authorizing action by the trustee to enforce the rights under the Coattail Agreement on behalf of the holders of the Class B Subordinate Voting Shares. The obligation of the trustee to take such action will be conditional on the Corporation or holders of the Class B Subordinate Voting Shares providing such funds and indemnity as the trustee may require. No holder of Class B Subordinate Voting Shares has the right, other than through the trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Coattail Agreement unless the trustee fails to act on a request authorized by holders of not less than 10% of the outstanding Class B Subordinate Voting Shares and reasonable funds and indemnity have been provided to the trustee.

The Coattail Agreement may not be amended, and no provision thereof may be waived, unless, prior to giving effect to such amendment or waiver, the following have been obtained: (a) the consent of the CSE and any other applicable securities regulatory authority in Canada and (b) the approval of at least 66 2/3% of the votes cast by holders of Class B Subordinate Voting Shares represented at a meeting duly called for the purpose of considering such amendment or waiver, excluding votes attached to Class B Subordinate Voting Shares held directly or indirectly by holders of Class A Multiple Voting Shares, their affiliates and related parties and any persons who have an agreement to purchase Class A Multiple Voting Shares on terms which would constitute a sale for purposes of the Coattail Agreement other than as permitted thereby.

No provision of the Coattail Agreement limits the rights of any holders of Class B Subordinate Voting Shares under applicable law.

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Competition Act

Limitations on the ability to acquire and hold our Class B Subordinate Voting Shares may be imposed by the Competition Act (Canada). This legislation establishes a pre-merger notification regime for certain types of merger transactions that exceed certain statutory shareholding and financial thresholds. Transactions that are subject to notification cannot be closed until the required materials are filed and the applicable statutory waiting period has expired or been waived by the Commissioner of Competition (the “Commissioner”). Further, the Competition Act (Canada) permits the Commissioner to review any acquisition of control over or of a significant interest in us, whether or not it is subject to mandatory notification. This legislation grants the Commissioner jurisdiction, for up to one year following completion of an acquisition, to challenge this type of acquisition before the Canadian Competition Tribunal if the Commissioner believes it would, or would be likely to, prevent or lessen competition substantially in any market in Canada.

Investment Canada Act

The following discussion summarizes the principal features of the Investment Canada Act (Canada) for a non-resident who proposes to acquire Class B Subordinate Voting Shares. The discussion is general only; it is not a substitute for independent legal advice from an investor’s own advisor; and it does not anticipate statutory or regulatory amendments.

There are no limitations under the OBCA, the law of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act (Canada)may require that a “non-Canadian” not acquire “control” of the Company without prior review and approval by the Minister of Innovation, Science and Economic Development, where applicable thresholds are exceeded. The acquisition of one-third or more of the voting shares of the Company would give rise a rebuttable presumption of an acquisition of control, and the acquisition of more than fifty percent of the voting shares of the Company would be deemed to be an acquisition of control.

In addition, the Investment Canada Act provides the Canadian government with broad discretionary powers in relation to national security to review and potentially prohibit, condition or require the divestiture of, any investment in the Company by a non-Canadian, including non-control level investments. “Non-Canadian” generally means an individual who is neither a Canadian citizen nor a permanent resident of Canada within the meaning of the Immigration and Refugee Protection Act (Canada) who has been ordinarily resident in Canada for not more than one year after the time at which he or she first became eligible to apply for Canadian citizenship, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

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In 2009, amendments were enacted to the Investment Canada Act (Canada) concerning investments that may be considered injurious to national security. If the Minister of Innovation, Science and Industry has reasonable grounds to believe that an investment by a non-Canadian “could be injurious to national security,” the Minister of Innovation, Science and Industry may send the non-Canadian a notice indicating that an order for review of the investment may be made. The review of an investment on the grounds of national security may occur whether or not an investment is otherwise subject to review on the basis of net benefit to Canada or otherwise subject to notification under the Investment Canada Act (Canada). The Minister of Innovation, Science and Industry has published guidelines that provide an open-ended list of factors that may be considered in determining whether an investment may be “injurious to national security”. These include the potential effects of the investment on the transfer of sensitive technology (including biotechnology) that may have military, intelligence, or dual military/civilian applications.

Certain transactions, except those to which the national security provisions of the Investment Canada Act (Canada) may apply, relating to Class B Subordinate Voting Shares are exempt from the Investment Canada Act (Canada), including:

(a) acquisition of Class B Subordinate Voting Shares by a person in the ordinary course of that person’s business as a trader or dealer in securities,

(b) acquisition of control of the Corporation in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions on the Investment Canada Act (Canada), and

(c) acquisition of control of the Corporation by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Corporation, through the ownership of Class B Subordinate Voting Shares, remained unchanged.

See “Item 10.E.-Taxation” for additional information regarding the material U.S. and Canadian federal income tax consequences relating to the ownership and disposition of our Class B Subordinate Voting Shares by Non-Canadian Holders (as defined therein) in the Company’s Annual Report on Form 20-F for its fiscal year ended December 31, 2024..

Any of these provisions may discourage a potential acquirer from proposing or completing a transaction that may have otherwise presented a premium to our shareholders. We cannot predict whether investors will find the Corporation and our Class B Subordinate Voting Shares less attractive because we are governed by Canadian laws.

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